November 13, 2019

David M. Maura
President and Chief Executive Officer
Mosaic Acquisition Corp.
375 Park Avenue
New York, NY 10152

       Re: Mosaic Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 29, 2019
           File No. 333-233911

Dear Mr. Maura:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2019 letter.

Amendment No. 1 to Form S-4

What are the Material United States Federal Income Tax Consequences of the Merger to Vivint
Smart Home Stockholders?, page xvi

1. Please revise to clarify that you that you have received a tax opinion on the material tax consequences described.
Unaudited Pro Forma
Condensed Combined Financial Information, page 72

2. Please provide a third redemption scenario in your pro forma presentation that leaves
       Mosaic with at least $5,000,001 of tangible net assets, which is assumed to be a redemption of 34 million shares.
 David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany 13, 2019
November NameMosaic Acquisition Corp.
Page 2
November 13, 2019 Page 2
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation, page 78

3. We note in your response to prior comment 16 that with respect to the first and second earnouts, the probability of achievement of the market conditions for these earnouts is uncertain at this point in time and that the expenses associated with the issuance of these earnouts are not expected to be material. In light of the number of shares of New Vivint
         Parent Class A common stock the holders will receive on the achievement of each target, it is unclear why the earnouts are not expected to be material to your financial statements.
         Quantify in your disclosure the minimum value that may be incurred from the earnouts, upon the achievement of the market conditions, and clarify how it would affect your future results of operations, if incurred.
Material U.S. Federal Income Tax Consequences, page 83

4. We have considered the form of tax opinion filed as Exhibit 8.1 and the changes to the tax disclosure in response to prior comment 5. Your discussion of the tax consequences of the merger to holders of Vivint Smart Home Common Stock beginning at page 284, however, does not appear to constitute an opinion of counsel with respect to Section
         368(a) and/or Section 351 of the Code, but rather that such is what the parties intend and counsel is assuming. Please revise so that counsel opines on the legal conclusions underlying the opinion. Refer to Sections III.C.1 and 3 of Staff Legal Bulletin 19,
         Legality and Tax Opinions in Registered Offerings.
Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Capitalized Contract Costs, page 192

5. We note in your response to prior comment 28, your reference to the guidance in ASC
         340-40-35-1 as the basis for your amortization policy. Explain to us your consideration of customer attrition when selecting the straight-line method of amortization. In this regard, it appears as a result of customer attrition, the greatest amount of goods and services would be transferred under a portfolio of customer contracts in the initial period and would subsequently decline as the number of customers decline.
6. We note for the amortization of deferred contract costs, Vivent Smart Home uses one period of benefit for its entire portfolio of contracts. Please expand your policy disclosure to clarify how mechanically amortization expense is calculated and advise us. In this regard, clarify whether you calculate amortization expense on the entire asset balance or do you assign deferred contract costs to separate portfolios based upon the initial date of service or other characteristics.
7. We note you disclose that "these deferred costs are periodically reviewed for impairment." However, in your response to prior comment 28 you stated that Vivint
         Smart Home recognizes impairment losses related to the termination of a customer
 David M. Maura
Mosaic Acquisition Corp.
November 13, 2019
Page 3
         relationship by using a five year amortization period, i.e. the effect of not recognizing specific impairment losses for customer relationships that terminate sooner than five years is offset by the effect of "over-recognizing" amortization expense over time for customer relationships that will last longer than five years. Please explain to us how this policy is in compliance with GAAP and clearly describe in your policy disclosure your actual policy.
Condensed Consolidated Financial Statements (unaudited), page F-91

8. Please update your financial statements for the period ended September 30, 2019 and the related pro forma financial information elsewhere in the filing.
        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameDavid M. Maura                                Sincerely,
Comapany NameMosaic Acquisition Corp.
                                                                Division of
Corporation Finance
November 13, 2019 Page 3                                        Office of
Technology
FirstName LastName